June 10, 2005

Mr. Joel Parker
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re:	VistaCare, Inc. (“VistaCare” or the “Company”) Form 10-K for the transition period from January 1, 2004 to September 30, 2004 File No. 000-50118

Dear Mr. Parker:

As previously indicated, this firm represents VistaCare in connection with your comment letter dated April 27, 2005, regarding the above-referenced filing. This letter is a follow up to our conference call on June 3, 2005, and is meant to supplement the information in our letter dated May 31, 2005. This letter is being faxed to you as well as being sent by U.S. mail, and will also be filed on EDGAR as correspondence.

During the conference call, you sought further information regarding the $14.8 million reduction to revenue for VistaCare’s Medicare Cap liability, which is discussed on pages 32, 33 and 54 of the Form 10-K for the transition period ending September 30, 2004 and on page 11 of the Form 10-Q for the period ended March 31, 2005. In particular, you sought information on the portion of that aggregate $14.8 million reduction that relates to estimates recorded in any of VistaCare’s prior fiscal years.

Within the Form 10-K, VistaCare disclosed a reduction of $14.8 million recorded during the transition nine-month period ended September 30, 2004, for exceeding the annual Medicare Cap. Of this $14.8 million, $1.6 million related to certain technical disqualifications of claims, differences in classification of paid claims by payor and to the effect of changes in estimates relating to the pro-ration of service dates for patients who received services from other hospice programs prior to or after their admission into a VistaCare program. This reduction in revenue related to VistaCare’s fiscal year ended December 31, 2003. Within the 2003 fiscal year, the Company had previously estimated that its Medicare Cap liability would be $5.9 million. The Company was unable to anticipate the $1.6 million increase because its fiscal intermediary did not provide information with respect to their interpretations of the classification of paid claims, disallowances as well as pro-rations until they completed their review and assessment process. The Company advises us that this is the only occasion upon which VistaCare has had to make a prior fiscal year adjustment for its Medicare Cap liability.

Of the remaining $13.2 million reduction, $11.2 million related to patient service dates during the 2004 Medicare regulatory year and $2.0 million related to an estimate of pro-ration for patient service dates based on increased patient discharges and estimated services. Both of these reductions related to VistaCare’s fiscal year ended September 30, 2004. Thus, the Company estimated a total Medicare Cap exposure of $13.2 million for fiscal year 2004. The significant increase in VistaCare’s estimates during 2004 related to increases in average lengths of stay as well as changes in admissions and discharge patterns.

The Company estimates its Medicare Cap liability by projecting the number of Medicare admissions it expects during the Cap year and the amount of Medicare charges. Even after the end of the Cap year, the Company cannot be certain which beneficiaries will be counted or pro-rated, or the total amount of charges that will be counted by the fiscal intermediary in the calculation. The Company’s fiscal intermediary has committed to calculate its Cap liability no later than September 30 of the following year. For example, for the Medicare Cap year ended October 31, 2004, the Company will receive its assessment by September 30, 2005, well after the filing of its fiscal year 2004 Form 10-K.

In determining its Medicare Cap liability, the Company will continue to, amongst other things:

•	Attempt to determine if its patients have had previous hospice care using the available Medicare beneficiary information.

•	attempt to estimate the percent of its patients that may discharge and go to another provider (and therefore have its credit potentially pro-rated) using available historical trends. The actual number may vary due to activity subsequent to the end of the Cap year.

•	attempt to estimate its total charges to Medicare, net of estimated credits due, based on its billing. This includes estimating for denials and new claims. New claims may result from services that are initially billed to a commercial payor, but are denied because the policy has reached its maximum or because Medicare is determined to be the primary payor.

The actual assessment for VistaCare’s fiscal year 2004 is not known at this time because its fiscal intermediary has not completed its review and assessment of all of the Company’s provider numbers. Once known, VistaCare will include full and complete disclosure of the pro-ration, how the actual pro-ration compares to its estimated pro-ration and the impact the pro-ration has on its financial condition and results of operations.

VistaCare has included additional disclosure on the changes in estimates for Medicare Cap assessments in its March 31, 2005 Form 10-Q and will include this additional disclosure in future filings, beginning with the Form 10-Q for the period ended June 30, 2005.

You also sought clarification regarding the activities that took place subsequent to the end of the 2003 Medicare Cap year as discussed on page 11 of the March 31, 2005 Form 10-Q. In future filings, beginning with the Form 10-Q for the period ended June 30, 2005, VistaCare will clarify this disclosure by adding the following underlined language:

The difference between our estimates and the actual assessment for the Medicare Cap year 2003 was due to fiscal intermediary disallowing certain beneficiaries and patients who received care with another hospice provider and to activity that took place subsequent to the end of the 2003 Medicare Cap year, and was not known or knowable until actual assessments were made, approximately twelve months later. Activity that took place subsequent to the end of the 2003 Medicare Cap year included: (i) patients who received care with another hospice provider, (ii) patients who were initially billed to commercial insurance companies and we later determined that Medicare should have been billed and (iii) to a lesser degree, due to minimal changes in the level of care recorded, which was discovered after the close of fiscal year end. Of the $1.6 million in actual assessment for letters received from our fiscal intermediary between June and October of 2004 for the 2003 Medicare regulatory year, $1.2 million related to certain technical disqualifications of claims and the pro-ration of service dates for patients and $0.4 million related to patients who were initially billed to commercial insurance companies or to changes in the level of care.

The Company believes the underlined language clarifies the activities that took place subsequent to the 2003 Medicare Cap year.

Finally, you sought clarification concerning whether VistaCare’s reductions to net patient revenue as the result of payment denials and contractual adjustments had an impact on any prior reporting period. The Company has confirmed that none of these adjustments involved prior periods. In future filings, the Company will disclose any impact these reductions had on any prior period. If any reduction does not involve any prior periods, the Company will so state.

During the conference call, you also commented that the information regarding reductions to net patient revenues on page 11 did not correspond with similar disclosure on page 24. The information did not correspond because the estimate for insurance denials was inadvertently excluded from the numbers reported on page 24. The Company believes that this inadvertent exclusion was immaterial and will be corrected in the Form 10-Q for the quarter ended June 30, 2005.

The Company believes that comments and concerns expressed in your letter dated April

27, 2005 and during the conference call on June 3, 2005, have been addressed in the March 31, 2005 Form 10-Q and will be address in future filings, beginning with the Form 10-Q for the period ended June 30, 2005. The Company has provided, and will continue to provide, more detailed information regarding its pro-ration and use of estimates as that information becomes known and will continue to provide disclosure on the impact the pro-ration has on its financial condition and results of operation. Because the disclosure in the Form 10-K was accurate and the Company will comply with your comments in future filings, the Company believes that an amendment to its Form 10-K is not necessary.

If you have any questions, please contact Michael McCoy of Bryan Cave LLP at 602-364-7176 or myself at 602-364-7451.

Very truly yours,

Frank M. Placenti

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